News Release
NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President, Finance & Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES REPORTS FOURTH QUARTER AND FISCAL YEAR 2002 RESULTS

FOR IMMEDIATE RELEASE: February 13, 2003, Akron, Ohio--Myers Industries, Inc. (NYSE: MYE) today announced that net sales for the fourth quarter of 2002 were $159,331,205, an increase of 7 percent from the $148,505,622 reported in 2001. Net income was $4,044,157, an increase of 73 percent compared to $2,332,154 in the prior year. Net income per share was $.13, an increase of 63 percent compared with $.08 in the fourth quarter of 2001. Favorable foreign currency translation increased sales $3.6 million in the fourth quarter, but had no material effect on earnings.

For the year ended December 31, 2002, net sales of $607,991,158 were slightly ahead of the $607,950,431 reported for the same period in 2001. Net income was $23,959,828, a 58 percent increase from net income of $15,191,019 in the prior year. Net income per share was $.80, a 57 percent increase from the $.51 reported for the previous year. The effect of foreign currency translation increased sales by $6.1 million for the year, but had no material impact on earnings.

The adoption of Statement of Financial Accounting Standards No. 142, which discontinued the amortization of goodwill, favorably influenced income before taxes and earnings per share for both the quarter and the year. Goodwill amortization in the comparable quarter and for the year ended December 31, 2001, had reduced income before taxes by $2.3 million and $9.2 million respectively, and earnings per share by $.06 and $.24, respectively.

Commenting on the Company's results, Stephen E. Myers, president and chief executive officer, said, "We achieved modest improvements in a difficult economic and competitive environment. We also benefited from lower interest expense as we worked to mitigate the effects of weak end-use markets and rising raw material costs by developing new sales channels and maintaining productivity.

"Strong cash flow from operations and aggressive working capital management allowed us to reduce debt by $15.0 million during the fourth quarter and by $32.0 million for the year." At the close of 2002, total debt was down 12 percent to $232.9 million from $264.9 million at the end of 2001. Debt as a percentage of total capitalization was 48 percent at December 31, 2002, compared to 55 percent at the end of 2001.

Business Segment Overview

In the manufacturing segment, sales for the fourth quarter increased 8 percent compared to last year's results. For the year, sales decreased slightly from the comparable period in 2001. Product mix and demand remained fragmented across the Company's markets. Demand from RV, heavy truck, and horticulture markets remained steady for most of the year. Many industrial markets throughout North America and Europe were anemic all year as customers were cautious about their purchasing in light of mixed economic signals. Niches in automotive and agriculture markets, as well as some areas of heavy-duty manufacturing, began to show slight improvements in the fourth quarter.

The cost of high-density polyethylene plastic (HDPE), the segment's primary raw material, continued to rise during the fourth quarter. Resin prices had been increasing since the beginning of the second half of 2002. At the start of 2003, raw material prices remain on an upward trend, fueled by rising energy costs and world tension.

In the distribution segment, sales increased 5 percent in the fourth quarter and increased 2 percent for the year, compared to the corresponding periods of 2001. Sales and margins strengthened throughout the fourth quarter and the year as demand for consumable service supplies remained steady. After several quarters of decline, demand for capital equipment rebounded in the
fourth quarter.

"The past two years have been difficult," Myers said. "We have worked to improve the quality of the balance sheet, to develop new products and markets, and to expand customer relationships. Tough economic and geopolitical situations make it difficult to guess the direction of our markets in 2003. Our intention in this climate is to continue to improve our balance sheet and strengthen internal processes for more profitable operations."

Conference Call & Webcast to Review Results
Myers Industries will host its fourth quarter and year-end conference call at 2 p.m. Eastern today (Thursday, February 13). To participate, dial 1-888-889-5345 and ask for the Myers Industries call. Please dial-in at least 5 minutes early. The call will be conducted by President and Chief Executive Officer Stephen Myers and Vice President and Chief Financial Officer Greg Stodnick. An audio replay will be available at 1-877-519-4471, access code 3689292, until February 20.

The call will also be available via webcast and can be accessed online at myersind.com . Please sign on to the web site at least 5 minutes in advance to register for the call. A replay will also be available on the Myers Industries site for a limited time.

About Myers Industries
Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers has 25 manufacturing facilities in North America and Europe, 43 domestic and five international distribution branches, more than 20,000 products, and more than 4,300 employees. Visit myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties that could cause actual results to materially differ from those expressed or implied. Any statement that is not of historical fact may be deemed to be a forward-looking statement. Myers Industries does not undertake to update any forward-looking statements contained herein.

MYERS INDUSTRIES, INC.
CONDENSED STATEMENT OF INCOME

	FOR THE THREE MONTHS ENDED		FOR THE YEAR ENDED	
	December 31, 2002	December 31, 2002	**December 31, 2002**	December 31, 2002
Net Sales	**$159,331,205**	$148,505,622	**$607,991,158**	$607,950,431
Costs of Sales	**108,537,399**	98,718,901	**406,572,783**	403,011,346
Gross Profit	**50,793,806**	49,786,721	**201,418,375**	204,939,085
Operating Expenses	**40,721,930**	41,579,389	**149,247,798**	158,999,924
Operating Income	**10,071,876**	8,207,332	**52,170,577**	45,939,161
Interest Expense	**2,774,719**	3,686,178	**11,809,749**	18,699,142
Income Before Income Taxes	**7,297,157**	2,189,000	**40,360,828**	27,240,019
Income Taxes	**3,253,000**	2,189,000	**16,401,000**	12,049,000
Net Income	**$4,044,157**	$2,332,154	**$23,959,828**	$15,191,019
Net Income per Common Share*	**$.13**	$.08	**$.80**	$.51
Weighted average Number of Common Shares outstanding*	**30,068,524**	29,800,343	**29,971,843**	29,752,373

Adjusted for a 5-for-4 stock split distributed in August 2002.

MYERS INDUSTRIES, INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
As of December 31, 2002 and 2001

	December 31, 2002	December 31, 2002
Assets		
Current Assets	$201,140,357	$196,618,597
Other Assets	210,546,946	194,811,960
Property, Plant and Equipment	190,795,027	190,735,821
	$602,482,330	$582,166,378
Liabilities and Shareholders Equity		
Current Liabilities	$117,368,957	$104,899,238
Long Term Debt	212,222,615	247,145,234
Deferred Income Taxes	17,201,131	12,595,697
Machinery and equipment	255,689,627	217,526,209
	$602,482,330	$582,166,378

Adjusted for a 5-for-4 stock split distributed in August 2002.